Exhibit 4.1

Description of JanOne Inc.’s Common Stock

The following summary of terms of our common stock, par value $0.0001 per share (our “Common Stock”), is based upon our Articles of Incorporation (our “Charter”) and Bylaws (our “Bylaws”), currently in effect, and under Chapter 78 of the Nevada Revised Statutes (the “NRS”). This summary is not complete and is subject to, and qualified in its entirety by reference to, our Charter and our Bylaws. For a complete description of the terms and provisions of our Common Stock, please refer to our Charter and Bylaws, which are filed as exhibits to this Annual Report on Form 10-K. Throughout this section, references to “we,” “our,” and “us” refer to JanOne Inc. We encourage you to carefully read these documents and the applicable provisions of the NRS.

General

Our authorized capital stock consists of 50,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, par value $0.001 per share, of which 259,729 shares are designated as Series A-1 Convertible Preferred Stock, par value $0.001 per share (our “Series A-1 Preferred Stock”).

As of December 28, 2019, we had 1,826,009 shares of our Common Stock issued and outstanding and 259,729 shares of our Series A-1 Preferred Stock issued and outstanding.

The authorized and unissued shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our Board of Directors (our “Board”) does not currently intend to seek stockholder approval for the issuance and sale of our common stock.

All of our issued and outstanding shares of our capital stock are fully paid and non-assessable.

Voting, Dividend, and Liquidation Rights

Each holder of our Common Stock is entitled to one vote for each share issued and outstanding held on all matters to be voted upon by the stockholders. Our Charter does not provide for cumulative voting in the election of directors.  Subject to the rights of the holders of the Series A-1 Preferred Stock to their preferential dividend in accordance with the provisions of our Charter, the holders of shares of our Common Stock and Series A-1 Preferred Stock (on an as-if-converted to Common Stock basis in accordance with the terms of our Charter) will be entitled to such cash dividends as may be declared from time to time by our Board from funds available therefor. Upon liquidation, dissolution or winding up of the Company, and after all liquidation preferences payable to any series of preferred stock entitled thereto have been satisfied, our remaining assets shall be distributed to all holders of Common Stock and any similarly situated stockholders who are not entitled to any liquidation preference or, if there be an insufficient amount to pay all such stockholders, then ratably among such holders.

Preemptive or Other Rights

Our shares of Common Stock do not have any preemptive, conversion, or redemption rights.

Stockholder Action; Special Meetings

Stockholders’ actions can only be taken at an annual or special meeting of our stockholders. Our Bylaws provide that special meetings of the stockholders may be called at any time only by our Chief Executive Officer, or two of the members of the Board, or upon a written request of shareholders holding 10% or more of the capital stock entitled to vote.

Board of Directors; Removal; Vacancies

Our Bylaws specify that the number of directors is to be determined by a majority vote of the Board. Our Board is currently composed of five directors. We do not have a classified Board. Pursuant to our Bylaws and the NRS, a director serves until the regular meeting next following or closely coinciding with the expiration of his term of office and until his or her successor has been elected and qualified, or until his or her earlier death, removal, or resignation.

Limitation of Liability and Indemnification

Our Charter provides that none of our directors and officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions that involve intentional misconduct, fraud, or knowing violation of law, or (ii) for authorizing any distribution in violation of Section 78.300 of the NRS. Our Bylaws provide that any officer or director who is made a party or witness to an action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was one of our directors or officers or serving at our request as a director, officer, employee, or agent, shall be indemnified and held harmless by us to the fullest extent authorized by the NRS. The right to indemnification shall include the right of advancement of expenses to the extent permitted under the NRS.

Listing and Transfer Agent

Our common stock is listed on The Nasdaq Capital Market under the symbol “JAN.” The transfer agent and registrar for our common stock is EQ Shareowner Services.

Anti-Takeover Effects of Certain Provisions of our Charter, our Bylaws, and the NRS

Certain provisions of the NRS and our Charter and Bylaws could make more difficult the acquisition of us by means of a tender offer or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us.

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS prohibit a Nevada corporation with at least 200 stockholders (at least 100 of whom are stockholders of record and residents of the State of Nevada) from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the entity’s board of directors prior to the date the interested stockholder obtained such status; or after the expiration of the three-year period, unless:

•	the transaction is approved by the entity’s board of directors or a majority of the voting power held by disinterested stockholders of the entity, or

•

if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) ten percent (10%) or more of the earning power or net income of the corporation.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) ten percent (10%) or more of an entity’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Acquisitions of Controlling Interest

Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person who acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws would apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless that corporation’s articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more of all of the voting power of that corporation in the election of its directors. Once an acquirer crosses one of these thresholds, shares that it acquired in the transaction that took it over the threshold and shares that it acquired within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.